Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP.  (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

June 19, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 19 June 2008 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) on behalf of Minera Juanicipio SA (a joint venture between Fresnillo plc (56%) and MAG (44%)) is pleased to announce assay results from the Valdecañas Vein for Holes QE and QD (see the release for details). Visual results are also provided for Holes GE and OF.  Holes GE, OF, QE and QD were not included within or are outside of the resource estimate recently reported for the Valdecañas Vein (see press release dated June 18, 2008).  Hole QE is important as it is the first hole to intersect the vein in the critical east central area which has limited drill information (see the release for details).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 19 June 2008 (NR#08-13) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                         Omitted Information

Not applicable.

Item 8                         Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                         Date of Report

Dated 19 June 2008